QUARTZ MOUNTAIN RESOURCES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED
JULY 31, 2010, 2009 AND 2008

(Expressed in United States Dollars, unless otherwise stated)

DAVIDSON & COMPANY LLP
	Chartered Accountants	A Partnership of Incorporated Professionals

INDEPENDENT AUDITORS’ REPORT

To the Shareholders of
Quartz Mountain Resources Ltd.

We have audited the consolidated balance sheets of Quartz Mountain Resources Ltd. as at July 31, 2010 and 2009 and the consolidated statements of operations, shareholders' equity and cash flows for the years ended July 31, 2010, 2009 and 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2010 and 2009 and the results of its operations and its cash flows for the years ended July 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

September 30, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA –U.S. REPORTING DIFFERENCE

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company's ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated September 30, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors' report when these are adequately disclosed in the financial statements.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

September 30, 2010

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Balance Sheets
(Expressed in United States Dollars unless otherwise stated)

	July 31	July 31
	2010	2009

ASSETS

Current assets
Cash and cash equivalents	$251,240	$391,040
Amounts receivable and prepaids	12,873	32,686
	264,113	423,726

Mineral property interests (note 5)	1	1

	$264,114	$423,727

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities
Accounts payable and accrued liabilities	$20,000	$20,722
Amounts due to a related party (note 7)	9,864	35,116
	29,864	55,838
Shareholders' equity
Share capital (note 6)	21,269,046	21,269,046
Deficit	(21,034,796)	(20,901,157)
	234,250	367,889

	$264,114	$423,727

Nature and continuance of operations (Note 1)
Subsequent events (note 11)

Approved by the Board of Directors:

/s/ Rene G. Carrier	/s/ Brian F. Causey

Rene G. Carrier	Brian F. Causey
Director	Director

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Operations
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
	2010	2009	2008
Expenses and other
Foreign exchange (gain) loss	$(13,470)	$55,267	$(29,874)
Interest (income)	(1,790)	(4,451)	(24,465)
Legal, accounting and audit	45,776	24,521	34,779
Mineral property investigations	1,096	7,593	–
Office and administration	95,008	113,587	93,070
Regulatory, trust and filing	27,370	27,586	33,001
Shareholder communication	3,400	–	–
Administrative cost (recovery)	(23,751)	–	–

Loss and comprehensive loss for the year	$133,639	$224,103	$106,511

Basic and diluted loss per common share	$0.01	$0.02	$0.01

Weighted average number of common shares outstanding	13,399,426	13,399,426	13,399,426

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Shareholders' Equity
(Expressed in United States Dollars, unless otherwise stated)

		Years ended July 31
	2010		2009

	Number of		Number of
Share capital	shares	Amount	shares	Amount
Balance at beginning and end of the year	13,399,426	$21,269,046	13,399,426	$21,269,046

Deficit
Balance at beginning of the year		(20,901,157)		(20,677,054)
Loss for the year		(133,639)		(224,103)
Balance at end of the year		$(21,034,796)		$(20,901,157)

TOTAL SHAREHOLDERS' EQUITY		$234,250		$367,889

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Consolidated Statements of Cash Flows
(Expressed in United States Dollars, unless otherwise stated)

	Years ended July 31
Cash and cash equivalents provided by (used in)	2010	2009	2008

Operating activities
Loss for the year	$(133,639)	$(224,103)	$(106,511)
Changes in non-cash working capital items
Amounts receivable and prepaids	19,813	(16,977)	22,665
Accounts payable and accrued liabilities	(722)	203	6,111
Amounts due to and from related parties	(25,252)	40,581	5,194
	(139,800)	(200,296)	(72,541)

Decrease in cash and cash equivalents during the year	(139,800)	(200,296)	(72,541)

Cash and cash equivalents, beginning of year	391,040	591,336	663,877

Cash and cash equivalents, end of year	$251,240	$391,040	$591,336

Components of cash and cash equivalents are as follows:
Cash	$251,240	$391,040	$37,920
Commercial paper	–	–	37,911
Government treasury bills	–	–	515,505
	$251,240	$391,040	$591,336

Supplemental disclosure:
Interest paid during the year	$–	$–	$–
Income taxes paid during the year	$–	$–	$–

There were no significant non-cash transactions during the years ended July 31, 2010, 2009 and 2008.

The accompanying notes are an integral part of these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Quartz Mountain Resources Ltd. ("Quartz" or the "Company") is a Canadian public company incorporated in British Columbia. The Company is primarily engaged in the acquisition and exploration of mineral properties.

These consolidated financial statements have been prepared using accounting principles applicable to a going concern. The Company has a history of losses and no operating revenue, other than interest income. The ability of the Company to carry out its planned business objectives is dependent on its ability to raise adequate financing from lenders, shareholders and other investors. There can be no assurances that the Company will continue to obtain additional financial resources and/or achieve profitability or positive cash flows in the future. If the Company is unable to obtain adequate additional financing, the Company will be required to curtail operations and exploration activities. Failure to continue as a going concern would require that the Company's assets and liabilities be restated on a liquidation basis which may differ significantly from the going concern basis. These consolidated financial statements do not include any adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

2.	BASIS OF PRESENTATION AND PRINCIPLES OF CONSOLIDATION

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and have been reconciled to United States generally accepted accounting principles in note 10. These consolidated financial statements include the accounts of (i) Quartz Mountain Resources Ltd., (ii) Quartz Mountain Gold Inc., a wholly-owned subsidiary incorporated in the State of Nevada, and (iii) Wavecrest Resources Inc., a wholly-owned subsidiary of Quartz Mountain Gold Inc., incorporated in the State of Delaware.

All material intercompany balances and transactions have been eliminated upon consolidation.

3.	SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and cash equivalents

Cash and cash equivalents consist of highly liquid investments, having maturity dates of three months or less from the date of purchase, which are readily convertible to known amounts of cash.

At July 31, 2010, the Company held Canadian-dollar-denominated cash and cash equivalents totaling C$252,197 (2009 – C$131,826).

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

(b)	Mineral property interests

Mineral property acquisition costs, and exploration and development expenditures incurred subsequent to the determination of the feasibility of mining operations, are capitalized until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. Mineral property acquisition costs include the cash consideration and the estimated fair value of common shares and warrants issued for mineral property interests, pursuant to the terms of the relevant agreement. These costs are amortized over the estimated life of the property following commencement of commercial production, or written off if the property is sold, allowed to lapse or abandoned, or when an impairment in value has been determined to have occurred.

Exploration expenses incurred prior to determination of the feasibility of mining operations, including periodic option payments and administrative expenditures are expensed as incurred.

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

(c)	Asset retirement obligations

The Company records the fair value of an asset retirement obligation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that result from the acquisition, construction, development and/or normal use of the assets. The Company also records a corresponding asset value which is amortized over the remaining service life of the asset being retired. Subsequent to the initial measurement of the asset retirement obligation, the obligation will be adjusted at the end of each period to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying the obligation (asset retirement cost).

The Company also reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset.

The Company has no material asset retirement obligations as at July 31, 2010 and 2009.

(d)	Foreign currency translation

The Company considers its functional currency to be the United States dollar.

Monetary assets and liabilities of the Company and its integrated foreign operations are translated into United States dollars at exchange rates in effect at the balance sheet date. Non- monetary assets and liabilities are translated at historical exchange rates unless such items are carried at market, in which case they are translated at the exchange rates in effect on the balance sheet date. Revenues and expenses, except amortization, are translated at the average exchange rates for the period. Amortization is translated at the same exchange rate as the assets to which it relates. Gains or losses on translation are recorded in the statement of operations.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

(e)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of existing assets and liabilities on the balance sheet and their corresponding tax values, using the enacted or substantively enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Future income tax assets also result from unused loss carry forwards and other deductions. Future tax assets are recognized to the extent that they are considered more likely than not to be realized. The valuation of future income tax assets is adjusted, if necessary, by the use of a valuation allowance to reflect the estimated realizable amount.

(f)	Share capital

The Company records proceeds from share issuances net of issue costs. Shares issued for consideration other than cash are valued at the quoted price on the stock exchange on the date that shares are issued pursuant to the relevant agreement.

(g)	Stock-based compensation

The Company has a share option plan which is described in note 6(b). The Company accounts for all non-cash stock-based payments to non-employees, and employee awards that are direct awards of shares that call for settlement in cash or other assets, or that are share appreciation rights which call for settlement by the issuance of equity instruments, using the fair value method.

Under the fair value method, stock-based payments are measured at the fair value of the consideration received, or the fair value of the equity instruments issued, or liabilities incurred, whichever is more reliably measurable. The fair value of non-cash stock-based payments is periodically re-measured until counterparty performance is complete, and any change therein is recognized in the same manner as if the Company had paid cash instead of paying with or using equity instruments. The cost of non-cash stock-based payments to service providers that are fully vested and non-forfeitable at the grant date is measured and recognized at that date.

Consideration received by the Company upon the exercise of share purchase options and warrants, and the stock-based compensation previously credited to contributed surplus related to such options and warrants, is credited to share capital.

During the years ended July 31, 2010, 2009 and 2008, no stock options were granted.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

(h)	Loss per share

Basic loss per share is calculated by dividing the loss for the period by the weighted average number of common shares outstanding during the period.

Diluted loss per share is calculated using the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding used for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive stock options and warrants are used to repurchase common shares at the average market price during the period.

(i)	Use of estimates

The preparation of consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as at the balance sheet date and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of management estimates include the determination of potential impairment of asset values, and the assumptions used in determining the fair value of non-cash stock-based compensation.  Actual results could differ from those estimates.

(j)	Segment disclosures

The Company is currently operating in a single segment – the acquisition and exploration of mineral properties.

(k)	Financial instruments

All financial instruments are classified into one of the following five categories: held for trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. Subsequent measurement and recognition of changes in the value of financial instruments depends on their initial classification:

Held-to-maturity investments, loans and receivables, and other financial liabilities are initially measured at fair value and subsequently measured at amortized cost.

Available-for-sale financial assets are measured at fair value. Revaluation gains and losses are included in other comprehensive income (loss) until the asset is removed from the balance sheet.

Held for trading financial instruments are measured at fair value. All gains and losses are included in net earnings (loss) in the period in which they arise.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

All derivative financial instruments are measured at fair value, even when they are part of a hedging relationship. All gains and losses are included in net earnings (loss) in the period in which they arise.

The Company has classified its financial instruments as follows:

Cash and cash equivalents are classified as held for trading financial instruments and are measured at fair value due to their short term nature and availability for prompt liquidation.

Amounts receivable and amounts due from a related party are classified as loans and receivables and are measured initially at fair value and subsequently measured at amortized cost.

Accounts payable and accrued liabilities and amounts due to a related party are classified as other financial liabilities and are measured initially at fair value and subsequently measured at amortized cost.

(l)	Comprehensive income (loss)

Comprehensive income is the change in the Company's shareholders' equity that results from transactions and other events from other than the Company's shareholders and includes items that would not normally be included in net earnings (loss), such as unrealized gains or losses on available-for-sale investments. Certain gains and losses that would otherwise be recorded as part of net earnings are presented in other "comprehensive income" until it is considered appropriate to recognize into net earnings. Comprehensive income and its components are presented in a separate financial statement that is displayed with the same prominence as the other financial statements.

As at July 31, 2010 and 2009, the Company had no accumulated other comprehensive income and for the years ended July 31, 2010, 2009 and 2008, comprehensive loss equals net loss.

4.	CHANGES IN ACCOUNTING POLICIES

(a)	Newly Adopted Accounting Policies

Effective August 1, 2009, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

(i) Goodwill and Intangible Assets:

The Canadian Accounting Standards Board ("AcSB") issued CICA 3064, Goodwill and Intangible Assets, which replaces CICA 3062, Goodwill and Other Intangible Assets, and CICA 3450, Research and Development Costs. This new section establishes revised standards for the recognition, measurement and disclosure of goodwill and intangible assets. The Company evaluated the impact of this new standard and concluded that there was no material impact on the financial position or operating results of the Company as a result of the adoption of this standard.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

	(ii)	Fair Value Hierarchy:

During the year, the AcSB amended CICA 3862, Financial Instruments – Disclosures, to require enhanced disclosures about the relative reliability of the data, or "inputs," that an entity uses to measure the fair values of its financial instruments. It requires financial instruments measured at fair value to be classified into one of three levels in the "fair value hierarchy" based on the lowest level input that is significant to the fair value measurement in its entirety. The amended section relates to disclosure only and did not have a material impact on the financial results of the Company. These disclosures are presented in note 8.

(b)	Accounting Standards Issued But Not Yet Adopted

	(i)	Business Combinations/Consolidated Financial Statements/Non-Controlling Interests:

The AcSB issued CICA sections 1582, Business Combinations, 1601, Consolidated Financial Statements, and 1602, Non-Controlling Interests, which replaced sections 1581, Business Combinations, and 1600, Consolidated Financial Statements. CICA 1582 is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after January 1, 2011. CICA 1601 and CICA 1602 apply to interim and annual consolidated financial statements relating to fiscal years beginning on or after January 1, 2011. Early adoption is permitted for these new standards. The Company does not expect the adoption of these sections to have a material impact on its consolidated financial statements.

	(ii)	Amendment to CICA 3855 – Financial Instruments – Recognition and Measurement:

The AcSB amended CICA 3855 to clarify when an embedded prepayment option is separated from its host debt instrument for accounting purposes. The amendment is applicable to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The Company does not expect the adoption of this amendment to have a material impact on its consolidated financial statements.

	(iii)	International Financial Reporting Standards ("IFRS"):

In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Due to the Company's July 31 fiscal year, the mandatory transition date for the Company is August 1, 2011 with the restatement of amounts reported by the Company for the year ended July 31, 2011

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

for comparative purposes. The Company has allocated resources, engaged expert consultants, and trained accounting staff to execute the transition from Canadian GAAP to IFRS.

5.	MINERAL PROPERTY INTERESTS

	Years ended July 31
Quartz Mountain Property	2010	2009
Net smelter royalty	$1	$1

Quartz Mountain ("Angel's Camp") Property – Oregon, USA

During the year ended July 31, 2002, the Company sold 100% of its title, rights and interest in the Quartz Mountain property located in Lake County, Oregon to Seabridge Resources Inc. ("Seabridge"), which later changed its name to Seabridge Gold Inc., for 300,000 common shares of Seabridge (sold in prior years), 200,000 common share purchase warrants of Seabridge (exercised and sold in prior years), cash of $100,000, and a 1% net smelter return royalty payable to the Company on any production from the Quartz Mountain (subsequently renamed "Angel's Camp") property. In 2003, Seabridge optioned a 50% interest in the property to Quincy Gold Inc., which later changed its name to Golden Predator Mines Inc., which in turn became Golden Predator Royalty & Development Corporation.

6.	SHARE CAPITAL

(a)	Authorized share capital

The Company's authorized share capital consists of an unlimited number of common shares, without par value and an unlimited number of preferred shares, without par value.

(b)	Share purchase options

The Company's Share Purchase Option Plan allows the Company to grant up to 10% of the issued and outstanding shares of the Company at any one time, typically vesting over two years, subject to regulatory terms and approval, to its directors, employees, officers, and consultants. The exercise price of each option may be set equal to or greater than the closing market price of the common shares on the day prior to the date of the grant of the option, less any allowable discounts.

As at July 31, 2010, no share purchase options had been granted under the Company's Share Purchase Option Plan. Accordingly, there were no stock options outstanding as at July 31, 2010, 2009, and 2008.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

7.	RELATED PARTY BALANCES AND TRANSACTIONS

Amounts due to a related party	As at
	July 31	July 31
	2010	2009
Hunter Dickinson Services Inc.	$9,864	$35,116

Transactions	Years ended July 31
	2010	2009	2008
Services rendered and expenses reimbursed Hunter Dickinson Services Inc.	$69,156	$127,153	$95,754

Hunter Dickinson Services Inc. ("HDSI") is a private company which until recently was owned equally by several public companies, one of which was Quartz. During the third quarter of fiscal 2010, the Company sold its interest in HDSI for nominal value. HDSI has certain directors in common with the Company and provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of, the Company and its subsidiaries on a full cost recovery basis per agreement dated June 1, 2008. On July 2, 2010, the HDSI services agreement was amended and services will be provided based on annually set rates.

A director of the Company is an employee of HDSI.

Services rendered by and expenses reimbursed to HDSI for the years ended July 31, 2010, 2009 and 2008 are related to the reimbursement of travel expenses, office and administration services and geological consulting services for property investigation activities.

8.	CAPITAL MANAGEMENT AND FINANCIAL INSTRUMENTS

(a)	Capital Management Objectives

The Company's primary objectives when managing capital are to safeguard the Company's ability to continue as a going concern, so that it can continue to provide returns for shareholders, and to have sufficient funds on hand for business opportunities as they arise. The Company considers the components of shareholders' equity, and its cash and cash equivalents as capital. The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. As at July 31, 2010 the Company is not subject to any externally-imposed capital requirements.

The Company's investment policy is to invest its cash in highly liquid short-term interest-bearing investments, having maturity dates of three months or less from the date of acquisition, that are readily convertible to known amounts of cash.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

There were no changes to the Company's approach to capital management during the year ended July 31, 2010.

(b)	Fair Value of Financial Instruments

The fair value of a financial instrument is the price at which a party would accept the rights and/or obligations of the financial instrument from an independent third party. Given the varying influencing factors, the reported fair values are only indicators of the prices that may actually be realized for these financial instruments.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

Level 3 – Inputs that are not based on observable market data.

The following table illustrates the classification of the Company's financial instruments recorded at fair value within the fair value hierarchy as at July 31, 2010:

Financial assets at fair value:
					July 31
	3	Level 1	Level 2	Level 3	2010
Cash and equivalents		$251,240	$–	$–	$251,240
Total financial assets at fair value		$251,240	$–	$–	$251,240

The carrying amounts of the Company's cash and cash equivalents, amounts receivable, balances due to/receivable from a related party, and accounts payable and accrued liabilities approximate their fair values.

(c)	Financial Instrument Risk Exposure and Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board approves and monitors the risk management processes, inclusive of documented treasury policies, counterparty limits, and controlling and reporting structures. The types of risk exposure and the way in which such exposures are managed are provided as follows:

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

(i) Credit Risk

Credit risk is the risk of potential loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company's credit risk is primarily attributable to its liquid financial assets, including cash and cash equivalents, accounts receivable and balances receivable from a related party. The Company limits the exposure to credit risk by only investing its cash and cash equivalents with high credit quality financial institutions and in government treasury bills. The carrying value of the Company's cash and cash equivalents and amounts receivable represent the maximum exposure to credit risk. The Company does not have financial assets that are invested in asset backed commercial paper.

(ii) Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations when they become due. The Company ensures, as far as reasonably possible, it will have sufficient capital in order to meet short term business requirements, after taking into account cash flows from operations and the Company's holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the likely short term cash requirements. The Company's cash and cash equivalents are invested in business accounts, which are available on demand for the Company's programs.

(iii) Foreign Exchange Risk

The Company is exposed to foreign exchange risk as its operating expenses are primarily incurred in Canadian dollars. The results of the Company's operations are subject to currency transaction risk and currency translation risk. The operating results and financial position of the Company are reported in United States dollars in the Company's consolidated financial statements. The fluctuation of the Canadian dollar in relation to the United States dollar will consequently have an impact upon the losses incurred by the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.

The exposure of the Company's cash and cash equivalents and, amounts receivable to foreign exchange risk is as follows:

Currency	July 31, 2010		July 31, 2009
	Foreign currency	Amount in US	Foreign currency	Amount in US
	amount	dollars	amount	dollars
Canadian Dollar
Cash and cash
equivalents	$252,197	$245,256	$131,826	$122,344
Amounts receivable	7,344	7,142	10,413	9,664
Total financial assets	$259,541	$252,398	$142,239	$132,008

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

The exposure to foreign exchange risk of the Company's accounts payable and accrued liabilities, and amounts due to a related party is as follows:

Currency	July 31, 2010		July 31, 2009
	Foreign		Foreign
	currency	Amount in	currency	Amount in
	amount	US dollars	amount	US dollars
Canadian Dollar
Accounts payable and accrued liabilities	$–	$–	$22,327	$20,722
Amounts due to a related party	10,143	9,864	37,837	35,116
Total financial liabilities	$10,143	$9,864	$60,164	$55,838

The following significant exchange rates were applied during the year:

	Years ended July 31
United States dollar per Canadian dollar	2010	2009	2008
Average rate for the year	1.0491	1.1753	1.0072
Closing rate July 31	1.0283	1.0775	1.0240

(iv) Interest Rate Risk

The Company is subject to interest rate risk with respect to its investments in cash and cash equivalents. The Company's policy is to invest cash at fixed rates of interest, and cash reserves are to be maintained in cash and cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates when the cash and cash equivalents mature impact interest income earned.

9.	INCOME TAXES

At July 31, 2010, the Company had estimated income tax losses available for application against future years' taxable income of approximately $56,000 (2009 – $95,000) in the United States which, if unused, will predominantly expire between fiscal years ending 2011 and 2023.

The Company has tax losses in Canada of approximately $1,323,000 (2009 – $1,148,000), which if unused, will expire between fiscal 2011 and 2030. The Company also has resource allowance expenditures and capital asset deductions of approximately $3,539,000 (2009 – $3,377,000) and $100,000 (2009 – $105,000), respectively, which carry forward indefinitely. Because of the uncertainty regarding the Company's ability to utilize these amounts in future years, a valuation allowance equal to the amount of the tax asset relating to these amounts has been provided.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

A reconciliation of income tax expense at the statutory rate of 29.12% (2009 – 30.21%, 2008 –32.59%) with reported taxes is as follows:

	Years ended July 31
Income tax expense	2010	2009	2008

Loss before income taxes	$(133,639)	$(224,103)	$(106,511)

Income tax recovery at statutory rates	(39,000)	(68,000)	(35,000)
Permanent differences	(4,000)	17,000	(10,000)
Change in future tax rate	–	47,000	189,000
Statutory rate differential	16,000	2,000	12,000
Foreign exchange	(66,000)	66,000	(58,000)
Change in valuation allowance	72,000	(90,000)	(314,000)
Losses expired	21,000	26,000	195,000
Non-deductible items	–	–	21,000
Net income taxes (recovery)	$–	$–	$–

Amounts of future tax assets and liabilities are as follows:

	As at July 31
Future tax assets and liabilities	2010	2009
Losses carried forward – Canada	$331,000	$287,000
Losses carried forward – United States	20,000	33,000
Resource allowance	885,000	844,000
Property and equipment	28,000	26,000
	1,264,000	1,190,000
Valuation allowance	(1,264,000)	(1,190,000)
Future income tax asset (liability)	$–	$–

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

10.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"), which differ in certain material aspects from those principles that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles ("US GAAP"). Had the Company followed US GAAP, certain items on the balance sheets and the statements of operations, shareholders' equity and cash flows would have been reported as below:

Consolidated statements of operations

	Years ended July 31
	2010	2009	2008
Loss for the year, Canadian GAAP and US GAAP	$(133,639)	$(224,103)	$(106,511)
Mineral property acquisition costs	–	–	–
Basic and diluted loss per common share, Canadian and US GAAP	$(0.01)	$(0.02)	$(0.01)
Weighted average shares outstanding, basic and diluted, Canadian GAAP and US GAAP	13,399,426	13,399,426	13,399,426

Consolidated balance sheets

	As at	As at
	July 31, 2010	July 31, 2009

Total assets, Canadian GAAP	$264,114	$423,727
Mineral property interests expensed per US GAAP	(1)	(1)
Total assets – US GAAP	$264,113	$423,726

Current liabilities, Canadian GAAP and US GAAP	$29,864	$55,838

Shareholders' equity, Canadian GAAP	234,250	367,889
Mineral property interests	(1)	(1)
Shareholders' equity, US GAAP	234,249	367,888

Total liabilities and shareholders' equity, US GAAP	$264,113	$423,726

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

Consolidated statements of cash flows

	Years ended July 31
	2010	2009	2008

Cash flows used in operating activities, Canadian and US GAAP	$(139,800)	$(200,296)	$(72,541)

Cash flows provided by financing activities, Canadian and US GAAP	–	–	–

Decrease in cash and cash equivalents during the year	(139,800)	(200,296)	(72,541)
Cash and cash equivalents, beginning of year	391,040	591,336	663,877
Cash and cash equivalents, end of year	$251,240	$391,040	$591,336

(a)	Mineral properties

Under Canadian GAAP, the Company accounts for mineral properties as described in note 3(b).

Under US GAAP, costs of acquiring mining properties are capitalized upon acquisition. Mine development costs incurred either to develop new ore deposits, expand the capacity of mines, or to develop mine areas substantially in advance of current production are also capitalized once proven and probable reserves exist and the property is a commercially mineable property. Costs incurred to maintain current production or to maintain assets on a standby basis are charged to operations. Costs of abandoned projects are charged to operations upon abandonment. The Company evaluates the carrying value of capitalized mining costs and related property, plant and equipment costs, to determine if these costs are in excess of their net recoverable amount whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. The periodic evaluation of carrying value of capitalized costs and any related property, plant and equipment costs are based upon expected future cash flows and/or estimated salvage value.

(b)	Other presentation items

Under US GAAP, the Company would be considered an exploration stage company as it is devoting its efforts to establishing a commercially viable mineral property. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied in these consolidated financial statements.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

(c)	Income tax

FASB Codification 740-10 ("Codification 740-10") Accounting for Uncertainty in Income Taxes, prescribes a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements.

Codification 740-10 requires that the Company recognize the impact of a tax position in the financial statements if that position is more likely than not of being sustained on audit, based on the technical merits of the position. Codification 740-10 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure. In accordance with the provisions of Codification 740-10, any cumulative effect resulting from the initial adoption of Codification 740-10 is to be recorded as an adjustment to the opening balance of deficit. The adoption of Codification 740-10 did not result in a material impact on the Company's consolidated financial position or results of operations.

(d)	Impact of recent United States accounting pronouncements:

	(i)	Accounting standards codification

In June 2009, the FASB issued Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of GAAP (codified within ASC 105). The Accounting Standards Codification ("ASC") establishes the sources of accounting principles and the framework for selecting principles used in the preparation of financial statements of non-governmental entities presented in conformity with US GAAP. The statement establishes two levels of GAAP: authoritative and non-authoritative. An entity must first consider authoritative GAAP for similar transactions or events, and then consider non-authoritative guidance from other sources. The adoption of the ASC did not have an impact on the Company's consolidated financial statements.

	(ii)	Subsequent events

In June 2009, the FASB issued general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before the financial statements are issued or are available to be issued (codified within ASC 855). The update sets forth: (a) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (b) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (c) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this standard had no impact on the Company's financial position, results of operations or cash flows. Refer to note 11 for the subsequent events note disclosure.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

(e)	United States accounting pronouncements not yet effective

(i) Share-based payments

In April 2010, the FASB provided an update to address the classification of an employee share-based payment award with an exercise price denominated in the currency of a market in which the underlying equity security trades. FASB Accounting Standards Codification Topic 718, Compensation—Stock Compensation, provides guidance on the classification of a share-based payment award as either equity or a liability. A share-based payment award that contains a condition that is not a market, performance, or service condition is required to be classified as a liability. This standard is effective for years beginning after December 15, 2010, and for subsequent interim and annual reporting periods thereafter. The Company does not expect the adoption of this standard to have a significant effect on the Company's results of operations or financial position.

(i) Fair value measurement and disclosures

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, "Improving Disclosures about Fair Value Measurements" (ASU 2010-06 or the ASU). The ASU amends ASC 820 to require a number of additional disclosures regarding fair value measurements. Specifically, the ASU requires entities to disclose:

(a)	the amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for these transfers

(b)	the reasons for any transfers in or out of Level 3

(c)	information in the reconciliation of recurring Level 3 measurements about purchases, sales, issuances and settlements on a gross basis

In addition to these new disclosure requirements, the ASU also amends ASC 820 to clarify certain existing disclosure requirements.

Except for the requirement to disclose information about purchases, sales, issuances, and settlements in the reconciliation of recurring Level 3 measurements on a gross basis, all the amendments to ASC 820 made by ASU 2010-06 are effective for interim and annual reporting periods beginning after 15 December 2009. The requirement to separately disclose purchases, sales, issuances, and settlements of recurring Level 3 measurements does not become effective until fiscal years beginning after 15 December 2010, including interim periods within those fiscal years.

The Company does not expect the adoption of this standard to have a significant effect on the Company's results of operations or financial position.

QUARTZ MOUNTAIN RESOURCES LTD.
Notes to the Consolidated Financial Statements
For the years ended July 31, 2010 and 2009, 2008
(Expressed in United States Dollars, unless otherwise stated)

(ii) Variable interest entities

In June 2009, the FASB issued new guidance relating to accounting for Variable Interest Entities ("VIE") codified within ASC 810-10. Key changes include: (a) the elimination of the exemption for qualifying special purpose entities ("QSPE"); (b) a new approach for determining who should consolidate a VIE; and (c) changes to when it is necessary to reassess who should consolidate a VIE. This standard is effective for years beginning after November 15, 2009, and for subsequent interim and annual reporting periods thereafter. The Company does not expect the adoption of this standard to have a significant effect on the Company's results of operations or financial position.

11.	SUBSEQUENT EVENTS

There were no significant events subsequent to July 31, 2010 requiring disclosure in these consolidated financial statements.